UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO

                               SCHEDULE TO
                              (Rule 14d-100)
     Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                     Securities Exchange Act of 1934

       FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                    (Name of Subject Company (Issuer))

       FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                     (Name of Filing Person (Issuer))

                AUCTION MARKET PREFERRED SHARES, SERIES A

                AUCTION MARKET PREFERRED SHARES, SERIES B

                        PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)
                          Series A - 33733U 207
                          Series B - 33733U 306
                  (CUSIP Number of Class of Securities)

                          W. Scott Jardine, Esq.
                                Secretary
       First Trust/Four Corners Senior Floating Rate Income Fund II
                    120 East Liberty Drive, Suite 400
                         Wheaton, Illinois 60187
                        Telephone: (800) 621-1675
       (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Filing Person(s))

                             With a Copy to:
                               Eric F. Fess
                          Chapman and Cutler LLP
                          111 West Monroe Street
                         Chicago, Illinois 60603
                        Telephone: (312) 845-3000

                        Calculation of Filing Fee

        Transaction Valuation               Amount of Filing Fee
            $80,016,778(a)                      $4,464.94(b)

(a) The transaction value is estimated solely for the purpose of calculating the filing fee. It is calculated as the aggregate maximum purchase price to be paid for 1,600 Auction Market Preferred Shares, Series A, and 1,600 Auction Market Preferred Shares, Series B, in the offer, based upon a price of 100% of the liquidation preference of $25,000 per share plus unpaid dividends accrued through September 28, 2009 at assumed rates equal to the current applicable dividend rates.

(b)  Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $4,331.02          Filing Party: First Trust/Four
                                                Corners Senior Floating Rate
                                                Income Fund II
     Form or Registration No.: Schedule TO      Date Filed: August 28, 2009

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "SEC") on August 28, 2009 by First Trust/Four Corners Senior Floating Rate Income Fund II, a Massachusetts business trust (the "Fund"). This Amendment relates to the Fund's offer to purchase for cash up to 100% of its outstanding Auction Market Preferred Shares, par value $0.01 per share ("AMPS"), consisting of 1,600 shares of Series A AMPS and 1,600 shares of Series B AMPS (collectively, the "AMPS Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated August 28, 2009 (the "Offer to Purchase") and the related Letter of Transmittal. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. The other terms and conditions of the offer set forth in the Offer to Purchase and related Letter of Transmittal still apply. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.


ITEMS 1 AND 4.

         Items 1 and 4 of the Schedule TO are hereby amended and supplemented to include the following:

         The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

         On September 14, 2009, the Fund issued a press release announcing an increase in the purchase price of the AMPS Shares to 100% of the liquidation preference of $25,000 per share, plus any unpaid dividends accrued through the Expiration Date. A copy of the press release is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference.

         As of the close of business on September 14, 2009, five out of 1,600 outstanding Series A AMPS Shares and 75 out of 1,600 outstanding Series B AMPS Shares have been validly tendered in the Offer.

         If the Fund purchases 100% of its AMPS Shares at 100% of the liquidation preference of $25,000 per share, the total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $80 million, plus any unpaid dividends accrued through the Expiration Date, for the Fund.


ITEM 7.              SOURCE AND AMOUNT OF FUNDS

         Item 7(a) of the Schedule TO is hereby amended and supplemented to include the following:

         (a) Source of Funds. The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

         The maximum amount of funds required by the Fund to purchase the AMPS Shares, exclusive of expenses, pursuant to the Offer will be $80 million, plus any unpaid dividends accrued through the Expiration Date.

         (d) Borrowed Funds. The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

         As of September 11, 2009, the applicable interest rate under the Credit Facility is 0.45% plus a program fee of 1.25% on the outstanding balance.


ITEM 12.             EXHIBITS.

         Item 12 is hereby amended and supplemented to include the following exhibit:

         (a)(5)(iii) Press Release, dated September 14, 2009.

                                SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           FIRST TRUST/FOUR CORNERS SENIOR
                                             FLOATING RATE INCOME FUND II



                                           By:  /s/ James A. Bowen
                                                -------------------------------
                                                Name:  James A. Bowen
                                                Title: President


Dated:  September 15, 2009

                              EXHIBIT INDEX

Exhibit No.                             Document
-------------------------------------------------------------------------------
(a)(1)(i)*       Offer to Purchase dated August 28, 2009
(a)(1)(ii)*      Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)*     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees
(a)(1)(iv)*      Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees
(a)(1)(v)*       Notice of Withdrawal
(a)(5)(i)*       Press Release issued by the Fund dated August 25, 2009
(a)(5)(ii)*      Press Release issued by the Fund dated August 28, 2009
(a)(5)(iii)      Press Release issued by the Fund dated September 14, 2009

*Previously Filed